UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Purchase of Asset in Brazil – Shopping Cidade Jardim

On November 11, 2016, Gazit-Globe Ltd. (“Gazit”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that a wholly owned subsidiary of the Company (“Gazit Brasil”) has entered into a binding agreement for the purchase of a 33% ownership stake in Shopping Cidade Jardim, a shopping center located in the city of Sao Paulo, in consideration for approximately R$410 million (approximately NIS 470 million or US$130 million).

The asset comprises approximately 39,000 square meters gross leasable area and has approximately 1,170 parking spaces, with an occupancy rate of 97%. The asset is located in an affluent neighborhood and is part of a complex which includes nine high-end residential buildings and three office towers.

The asset is being purchased from JHSF Participacoes SA (JHSF), a Brazilian public company, which operates in the field of developing and managing real estate primarily in Brazil and which will continue to hold the remaining ownership interest in the asset (67%).

Pursuant to the agreement, JHSF has also granted Gazit Brasil an option to purchase a 33% stakehold in the potential retail areas located on adjacent land parcels comprising approximately 30,000 square meters, which is designated for future development according to a valuation. In parallel, Gazit Brasil has granted JHSF a right of first offer to purchase 33% of Gazit Brasil’s share in an asset it partially owns in the event that Gazit Brasil decides to develop or sell it.

The consummation of the acquisition is subject to customary terms and conditions including conditions precedent.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 11, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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